SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in compliance with CVM Instruction 358/02, hereby announces to its shareholders and the market that, in light of (i) the disclosure on this date of the Company’s Financial Statements for the fiscal year ended as of December 31, 2019 ("2019 DFs"); (ii) pursuant to Provisional Presidential Decree (Medida Provisória) 931 of March 30, 2020 and CVM Resolution 849 of March 31, 2020, which have postponed the deadlines for the Annual Shareholders Meeting and the presentation of the Financial Statements, and, also; (iii) current restrictions regarding population mobility and social gathering due to CODIV-19 pandemic, including at the city of Camaçari, where the Company’s headquarter is located, it has decided to cancel the Annual Shareholders Meeting called for April 30, 2020.

Accordingly, the Board of Directors of the Company approved calling a new Annual Shareholders Meeting to deliberate on the following agenda: (i) Management Report and the respective manager accounts and 2019 DFs, as well as on the allocation of net income from the fiscal year ended December 31, 2019; (ii) election of members and alternate members of the Board of Directors of the Company; (iii) election of the Chairman and Vice Chairman of the Board of Directors of the Company; (iv) election of members and alternate members of the Audit Board of the Company; and (v) the overall annual compensation of the management and members of the Audit Board of the Company for the fiscal year to end on December 31, 2020. The meeting will be called as soon as the conditions allow, after the respective restrictions are suspended or relaxed or if there is an exception to the rule that requires that the meeting is conducted at the city of the Company’s headquarters.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br

São Paulo, April 03, 2020.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.